Exhibit 99.1

Jumei Announces Receipt of a Preliminary Non-Binding Proposal to Acquire the Company at $20.0 per ADS

Beijing, China—January 12, 2020—Jumei International Holding Limited (NYSE: JMEI) (“Jumei” or the “Company”), a fashion and lifestyle solutions provider in China, today announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter (the “Proposal”), dated January 11, 2020, from Mr. Leo Ou Chen, chairman of the Board, chief executive officer and acting chief financial officer of the Company, to acquire all of the outstanding ordinary shares (the “Shares”) of the Company, including Shares represented by American depositary shares (the “ADSs,” each representing ten Class A ordinary shares), that are not already owned by Mr. Chen and his affiliates (the “Buyer Group”) for a purchase price of $20.0 per ADS in cash (the “Proposed Transaction”). The Proposed Transaction, if completed, would result in the Company becoming a privately-held company owned by the Buyer Group, and the Company’s ADSs would be delisted from the New York Stock Exchange. A copy of the Proposal is attached hereto as Exhibit A.

The Company has formed a special committee of the Board, composed of Mr. Sean Shao and Mr. Adam J. Zhao, each an independent and disinterest director, to consider the Proposal and the Proposed Transaction. The special committee has retained Hogan Lovells as its United States legal counsel in connection with its review and evaluation of the Proposal and the Proposed Transaction. The Company cautions that the Board has just received the Proposal and has not made any decisions with respect to the Proposal and the Proposed Transaction. There can be no assurance that the Buyer Group will make any definitive offer to the Company, that any definitive agreement relating to the Proposal will be entered into between the Company and the Buyer Group, or that the Proposed Transaction or any other similar transaction will be approved or consummated.

The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Jumei

Jumei (NYSE: JMEI) is a fashion and lifestyle solutions provider with a diversified portfolio of products on offer in China. Jumei sells branded beauty, baby, children and maternity products, light luxury products, as well as health supplements through its e-commerce platform. Jumei has invested in adjacent fashion and lifestyle businesses such as Jiedian, a mobile device power bank operating company, and TV drama series production, to expand its service offerings. These investments will further expand and strengthen Jumei’s ecosystem as it seeks to benefit from China’s transition into the new retail era.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Jumei’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement All information provided in this press release is as of the date of this press release, and Jumei does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Christensen
In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In United States
Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com

Exhibit A

January 11, 2020

The Board of Directors
Jumei International Holding Limited (the “Company”)
20th Floor, Tower B, Zhonghui Plaza
No. 11 Dongzhimen South Avenue, Dongcheng District,
100007 Beijing
P. R. China

Dear Sirs:

I, Leo Ou Chen, Chairman of the Board of Directors and CEO of the Company, am pleased to submit this preliminary non-binding proposal (this “Proposal”) to acquire all the outstanding ordinary shares (the “Shares”) of the Company, including all the Shares represented by American depositary shares (“ADS”, each representing ten (10) Shares), that are not already owned by me and my affiliates in a going-private transaction (the “Acquisition”).

I believe that the Acquisition provides an attractive opportunity to the Company’s shareholders. My proposed purchase price of US$20.0 per ADS in cash represents a premium of approximately 15% over the closing price of the Company’s ADSs on January 10, 2020.

The terms and conditions upon which I am prepared to pursue the Acquisition are set forth below. My affiliates and I beneficially own approximately 42.9% of all the issued and outstanding Shares of the Company, which represent approximately 88.3% of the aggregate voting power of the Company, based on the Company’s latest outstanding number of shares as publicly disclosed. I am confident in our ability to consummate an Acquisition as outlined in this Proposal.

1. Buyer. My affiliates and I will be the sole purchaser in the Acquisition. As the controlling shareholder of the Company, I am interested only in pursuing the Acquisition and am not interested in selling our Shares or in participating in any other transaction involving the Company.

2. Purchase Price and Acquisition Structure. My proposed consideration payable for the Acquisition is US$20.0 per ADS (the “Offer Price”), in cash. Each ADS represents ten (10) Shares. I expect to form a special purpose acquisition vehicle (“Newco”) and implement the Acquisition through a statutory merger under the Cayman Islands company law of the Newco with the Company.

3. Financing. I intend to finance the Acquisition with a combination of debt and equity capital. Debt financing is expected to be provided by third-party loans, if required. I am confident that I can timely secure adequate financing to consummate the Acquisition.

4. Due Diligence. Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company. We would like to ask the board of directors of the Company (the “Board”) to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing subject to a customary form of confidentiality agreement.

5. Definitive Agreements. I am prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) expeditiously. This proposal is subject to execution of the Definitive Agreements. These documents will include provisions typical for transactions of this type.

6. Confidentiality. I will, as required by law, promptly file an amendment to my Schedule 13D to disclose this proposal. I am sure you will agree with me that it is in all of our interests to ensure that our discussions relating to the Acquisition proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7. Process. I believe that the Acquisition will provide value to the Company’s shareholders. I recognize of course that the Board will evaluate the proposed Acquisition independently before it can make its determination whether to endorse it. In this regard, I believe it would be in the best interests of the Company for the Board to establish a special committee of independent directors to consider and evaluate this Proposal and the Acquisition.

8. No Binding Commitment. This letter constitutes only a preliminary indication of my interest, and does not constitute any binding offer, agreement or commitment with respect to an Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, I would like to express my commitment to working together with the Board and its special committee to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this Proposal, please do not hesitate to contact me.

Sincerely yours,

Leo Ou Chen